[DESCRIPTION]ANNUAL STATEMENT OF CHANGES
               IN BENEFICIAL OWNERSHIP

FORM 5

/ /  Check box if no longer                              OMB APPROVAL
     subject to Section 16.                          OMB NUMBER: 3235-0362
     Form 4 or Form 5                             EXPIRES: SEPTEMBER 30, 1998
     obligations may continue.                      ESTIMATED AVERAGE BURDEN
     See Instruction 1(b)                            HOURS PER RESPONSE 1.0

/X/  Form 3 Holdings Reported

/ /  Form 4 Transactions Reported


                          U.S. SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

     Dykes                         Frederick                     T.
     (Last)                         (First)                   (Middle)

     11109 Richland Valley Dr.
     (Street)

     Great Falls                      VA                        22066-1411
     (City)                         (State)                     (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     LoanRates Online.com, Inc.
     (Common Stock: No Trading Symbol)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

     12/99

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     ( V )  Director                              ( V )  10% Owner
     ( V )  Officer (give title below)            (   )  Other (specify below)

     Chairman of the Board and Chief Executive Officer

7.   Individual or Joint/Group Filing (Check applicable line)

     ( V )  Form filed by One Reporting Person
     (   )  Form filed by More than One Reporting Person

* If Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

                           (Print or Type Responses)                    Page 1

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security                  2.  Transaction Date
    (Instr. 3)                             (Month/Day/Year)
- -------------------------------------  -----------------------
a.  Common Stock, par value $.001           12/13/99
- -------------------------------------  -----------------------

b.
- -------------------------------------  -----------------------

c.
- -------------------------------------  -----------------------

d.
- -------------------------------------  -----------------------

e.
- -------------------------------------  -----------------------

f.
- -------------------------------------  -----------------------

3.  Transaction  4.  Securities Acquired (A) or
     Code                 Disposed of (D)
     (Instr. 8)           (Instr. 3, 4 and 5)
                     -------------------------------------------
                         Amount      (A) or (D)      Price
- -----------------  -------------  -------------  -------------
a. J (1)               4,246,944      A              N/A (1)
- -----------------  -------------  -------------  -------------

b.
- -----------------  -------------  -------------  -------------

c.
- -----------------  -------------  -------------  -------------

d.
- -----------------  -------------  -------------  -------------

e.
- -----------------  -------------  -------------  -------------

f.
- -----------------  -------------  -------------  -------------


5.  Amount of Securities        6. Ownership Form:  7. Nature of Indirect
    Benificially Owned             Direct (D) or       Beneficial Ownership
    at End of Issuer's Fiscal      Indirect (I)        (Instr. 4)
    Year                           (Instr. 4)
    (Instr. 3 and 4)

- -----------------------------  ------------------  -----------------------
a. 4,246,944                       D
- -----------------------------  ------------------  -----------------------

b.
- -----------------------------  ------------------  -----------------------

c.
- -----------------------------  ------------------  -----------------------

d.
- -----------------------------  ------------------  -----------------------

e.
- -----------------------------  ------------------  -----------------------

f.
- -----------------------------  ------------------  -----------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                    Page 2


     Table II - Derivative Securities Acquired, Disposed of, or
                             Beneficially Owned
                (e.g, puts, calls, warrants, options, convertible securities)

1. Title of     2. Conver-    3. Transac- 4. Transac-   5. Number of
   Derative        sion or       sion        sion          Derivative
   Security        Exercise      Date        Code          Securities
   (Instr. 3)      Price         (Month/                   Acquired (A) or
                   of            Day/        (Instr. 8)    Disposed of (D)
                   Derivative    Year)                     (Instr. 3, 4 and 5)
                   Security                                --------------------
                                                             (A)        (D)
- ------------  --------------  ----------  -------------  --------- ----------
a.
- ------------  --------------  ----------  -------------  --------- ----------

b.
- ------------  --------------  ----------  -------------  --------- ----------

c.
- ------------  --------------  ----------  -------------  --------- ----------

d.
- ------------  --------------  ----------  -------------  --------- ----------

e.
- ------------  --------------  ----------  -------------  --------- ----------

f.
- ------------  --------------  ----------  -------------  --------- ----------


6. Date Exercisable         7. Title and Amount of Underlying   8. Price of
   and Expiration              Securities                          Derivative
   Date                       (Instr. 3 and 4)                     Security
   (Month/Day/Year)                                                (Instr. 5)

- ---------------------------  ---------------------------------
   Date           Expiration      Title           Amount or
   Exercisable    Date                            Number of
                                                  Shares
- --------------- -----------  -----------------  --------------  -------------
a.
- --------------- -----------  -----------------  --------------  -------------

b.
- --------------- -----------  -----------------  --------------  -------------

c.
- --------------- -----------  -----------------  --------------  -------------

d.
- --------------- -----------  -----------------  --------------  -------------

e.
- --------------- -----------  -----------------  --------------  -------------

f.
- --------------- -----------  -----------------  --------------  -------------

9. Number of        10. Ownership         11. Nature of
   Derivative           of Deriva-            Indirect
   Securities           tive                  Beneficial
   Beneficially         Security:             Ownership
   Owned at             Direct (D)            (Instr. 4)
   End of Year          or Indirect
   (Instr. 4)           (I) (Instr. 4)

-------------------  --------------------  -----------------
a.
-------------------  --------------------  -----------------

b.
-------------------  --------------------  -----------------

c.
-------------------  --------------------  -----------------

d.
-------------------  --------------------  -----------------

e.
-------------------  --------------------  -----------------

f.
-------------------  --------------------  -----------------


Explanation of Responses:
(1) The shares were issued to the Reporting Person who was Chief Executive Officer, Chairman of the Board and Acting Director of Engineering of LoanRates Online, Inc. which was merged into the Company in December 1999 and the Company subsequently changed its name to LoanRates Online.com, Inc. As a result of entering ito a Plan and Agreement of Reorganization, the Company acquired from all of the shareholders of LoanRates Online, Inc. all of the issued and outstanding shares of LoanRates Online, Inc. in return for 8,627,000 shares of the autorized but unissued shares of the Company.


/s/ Frederick T. Dykes                                January 31, 2000
- -------------------------------                   ----------------------
** Signature of Reporting Person                        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                           (Print or Type Responses)                    Page 3